Exhibit 1.3

Copenhagen – February 2021 Sebastian Christmas Poulsen Our ref. 064945-0012 Doc.no. 24870043.1

Minutes of extraordinary general meeting

On 16 February 2021 an extraordinary general meeting of

Joe & The Juice Holding A/S

(CVR no. 35 52 79 90)

(the “Company”)

was held at the offices of Bech-Bruun Law Firm P/S, Langelinie Allé 35, 2100 Copenhagen.

Pursuant to the Company’s articles of association, the Company’s board of directors had appointed Sebastian Christmas Poulsen, lawyer, chairman of the meeting. The chairman of the meeting stated that 98.73 per cent of the share capital was represented at the meeting, and with the consent of the general meeting, the chairman of the meeting declared the meeting duly convened and legally competent to resolve upon the items on the agenda.

Agenda

1.	Increase of the Company’s share capital by cash payment

2.	Delegation of authority to the chairman of the meeting

1. Increase of the Company’s share capital by cash payment

The chairman of the meeting informed that it was proposed to increase the share capital of the Company and that the proposal included an allocation of approx. 1/3 of the new shares to the Company’s current shareholders on a pro rata basis according to their shareholding in the Company immediately prior to the capital increase. The remaining portion of the new shares were allocated to three third-party investors being DIG investment XXV AB, Maurice Debbah and NNS Holding (Cyprus) Limited.

Further, the chairman of the meeting informed that (i) the proposal to increase the share capital was made available for the shareholders in advance of the general meeting, cf. section 156(1) of the Danish Companies Act, and (ii) that the documents mentioned in section 156(2) of the Danish Companies Act were submitted to the general meeting.

The chairman of the meeting then presented the proposal to increase the share capital, which implies the following:

1)	that the share capital shall be increased

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from nominally	DKK 50,092,533.07
by nominally	DKK 14,464,803.94
to nominally	DKK 64,557,337.01

2)	that the increase of the share capital shall be paid up in full,

3)	that the capital increase shall be divided into shares of a nominal value of DKK 0.01,

4)	that 433,944,156 of the new shares shall be A-shares and that 1,012,536,238 of the new shares shall be B-shares, the total number of new shares being 1,446,480,394,

5)	that the subscription price shall be 0.010 per A-share and 0.292 per B-share amounting to a total cash contribution of DKK 300,000,022.91,

6)

that the new shares shall confer upon the holder the right to receive dividends for the current financial year on equal terms with the existing shares as well as other rights in the Company as of the day after the general meeting,

7)	that the costs of the capital increase payable by the Company are estimated to be DKK 100,000 exclusive of VAT,

8)	that the existing shareholders will have a proportional subscription right to approx. 1/3 of the new shares (equivalent to 144,648,109 A-shares and 337,512,129 B-shares),

9)

that the subscription shall be made in writing on a subscription form at the latest on 2 February 2021 at which point in time the window for a shareholder to accept to utilize their individual proportional subscription right expires,

10)	that the subscription amount shall be contributed in cash to the Company at the latest on 16 February 2021,

11)

that in the event one or more shareholders does not accept (in full or in part) to use its proportional subscription right on 2 February 2021 at the latest, the unaccepted shares will be subscribed for by Valedo Partners III AB, General Atlantic JTJ B.V. and/or KAB II 2016 ApS according to the sweeper provision set out in clause 4.6 of the shareholders’ agreement dated 30 November 2016 and amended in 2019,

12)	that the new shares shall not confer any special rights or privileges on the holders,

13)	that the transferability of the new shares shall be subject to the same restrictions as the existing shares,

14)	that the pre-emption rights attached to the new shares in future capital increases shall be subject to no restrictions,

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15)	that the new shares shall be non-negotiable instruments,

16)	that the new shares shall be made out in the holders’ names, and

17)	that the wording of clause 3.1 of the Company’s articles of association shall be amended to read as follows:

“The company’s share capital is nominally DKK 64,557,337.01 distributed on 20,112,440.66 A-shares and 44,444,896.35 B-shares all divided into shares of nominally DKK 0.01 (one øre) each or multiples hereof” / ”Selskabets aktiekapital udgør nominelt kr. 64.557.337,01 fordelt på 20.112.440,66 A-aktier og 44.444.896,35 B-aktier alle udstedt i aktier à nominelt 0,01 kr. eller multipla heraf.”

With the approval of all voting shareholders represented in person or by proxy, the general meeting adopted the proposal.

2.	Delegation of authority to the chairman of the meeting

With the approval of all voting shareholders represented in person or by proxy, the general meeting authorised the chairman of the meeting with full power of substitution to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Business Authority or any other public authority as a condition for such registration or approval.

*****

Thus resolved.

Chairman of the meeting

/s/ Sebastian Christmas
Sebastian Christmas Poulsen